HGI (USA) INVESTMENTS LLC

Statement of Financial Condition
December 31, 2022

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: Oct. 31, 2023
Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69176

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

REPORT FOR THE PERIOD BEGINNING___01/01/2022___ AND ENDING___12/31/2022___
                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: HGI (USA) INVESTMENTS LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒Broker-dealer   ☐Security-based swap dealer   ☐Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1185 AVENUE OF THE AMERICAS, SUITE 206

(No. and Street)

NEWYORK	NY	10036
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Julian Krukowski	212 751 4422	Julian.Krukowski@harvestusa.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DeMarco Sciaccotta Wilkens & Dunleavy, LLP

(Name – if individual, state last, first, middle name)

20646 Abbey Woods Ct N Suite 201	Frankfort	IL	60423
(Address)	(City)	(State)	(Zip Code)

12/21/2010		5376
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.
Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Julian Krukowski , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of HGI (USA) INVESTMENTS LLC, as of December 31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

LORI ALESSI
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified in Queens County
Commission Expires November 29, 2025

Signature:

Title:
CEO

Lori Alessi
Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.

☒ (b) Notes to consolidated statement of financial condition.

☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).

☐ (d) Statement of cash flows.

☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.

☐ (f) Statement of changes in liabilities subordinated to claims of creditors.

☐ (g) Notes to consolidated financial statements.

☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.

☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.

☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.

☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.

☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.

☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.

☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.

☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.

☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.

☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.

☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.

☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.

☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.

☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.

☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).

☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

HGI (USA) INVESTMENTS LLC

	Page(s)
Report of Independent Registered Public Accounting Firm	1
Financial Statements	
Statement of Financial Condition	2
Notes to Statement of Financial Condition	3-6

These financial statements and schedules are deemed confidential pursuant to subparagraph (e)(3) of Rule 17a-5 of the Securities and Exchange Commission.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member of
HGI (USA) Investments LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of HGI (USA) Investments LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of HGI (USA) Investments LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as HGI (USA) Investments LLC's auditor since 2017.

DeMarco Sciaccotta Wilkens & Dunleavy LLP

Frankfort, Illinois
February 22, 2023

HGI (USA) INVESTMENTS LLC
Statement of Financial Condition
As of December 31, 2022

Assets

Cash	$	687,470
Prepaid expenses and other assets		8,883
Total assets	$	696,353

Liabilities and Member's Equity

Accounts payable and other accrued expenses	$	27,017
Total liabilities		27,017
Member's Equity		669,336
Total liabilities and member's equity	$	696,353

The accompanying notes are an integral part of this financial statement.

HGI (USA) INVESTMENTS LLC
Statement of Financial Condition
As of December 31, 2022

Note 1- Organization and Nature of Business

HGI (USA) Investments LLC, (the "Company") is a wholly owned subsidiary of Harvest Global Investments Limited (the Parent) and a Limited Liability Company formed under the laws of the State of Delaware on August 20, 2012. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and was approved on May 23, 2013 as a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is principally engaged in marketing an intermediate mutual bond fund consisting of fixed income securities of companies and issuers in China and Hong Kong.

Note 2- Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Commissions Receivable

Commissions receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Allowance for credit losses

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. Under the accounting update, the Company has the ability to determine there are no expected credit losses in certain circumstances.

The Company identified fees receivable carried at amortized cost as impacted by the new guidance. ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative-effect adjustment to the opening retained earnings as of the beginning of the first reporting period effective. The Company believes there is no impact to opening member's equity upon adoption of ASC 326.

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivables is not significant until they are 90 days past due on the contractual arrangement and expectation of collection in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2022.

Note 2- Summary of Significant Accounting Policies (Continued)

Commission Income and Revenue Recognition

Commission income related to the service and maintenance of accounts held with mutual fund companies is recognized daily at the point in which they are earned based off of a rate of 75 basis points of the amount of assets under management. These commissions are attributable to the Company's placement and sales activities.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Lease Accounting

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted, and is effective for the Company as of January 1, 2019. Management has determined that the Company had no lease obligations that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Note 3- Net Capital and Minimum Capital Requirements

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2022, the Company had net capital $660,453 which exceeded the required minimum net capital of $5,000 by $655,453. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.04 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

Note 4- Liabilities Subordinated to Claims of General Creditors

There were no liabilities subordinated to claims of general creditors at December 31, 2022.

Note 5- Concentration of Credit Risk

The Company has entered into agreements with several investment managers. The Company was receiving a fee-based commission based on the net asset value from one mutual fund that was terminated in May of 2022. The Company is planning to continue to develop overseas business with the Parent.

HGI (USA) INVESTMENTS LLC
Notes to the Statement of Financial Condition
December 31, 2022

Note 5- Concentration of Credit Risk (Continued)

The Company maintains cash balances at one financial institution that at times may exceed the amount covered by insurance provided by the Federal Deposit Insurance Corporation. At December 31, 2022 the Company's balances exceeded the insured limit by $437,470.

Note 6 - Financial Instruments, Off-Balance Sheet Risks and Uncertainties

The Company's financial instruments, including cash, receivables, other assets and payables are carried at amounts that approximate fair value due to the short-term nature of those instruments.

The mutual fund pays the Company fee-based commission based on the net asset value of the underlying mutual fund. In the event the Company does not satisfy its terms, the agreement may result in termination.

There exists an investment risk that revenues may be significantly influenced by market conditions, such as volatility, resulting in investor-placed funds losing value. If the markets should move against positions held by the mutual fund, and if the mutual fund is not able to offset such losses, the mutual fund could lose all of its assets. The Company would, therefore, lose its sole source of income.

Note 7- Commitments and Contingencies

The Company may from time to time be involved in various legal actions arising in the normal course of business. In the opinion of management, the Company's liability, if any, in these pending actions would not have a material adverse effect on the financial positions of the Company. The Company's general and administrative expenses would include amounts incurred to resolve claims made against the Company. For the year ended and as of December 31, 2022, the Company is not involved in any legal actions, arbitration claims or guarantees that might result in a loss or future obligation.

The Company leases its office space in New York City. The lease was automatically renewed in February 2022 for another 12 months.

Note 8 – Income taxes

The Company is a single member limited liability company and as such, is treated as a disregarded entity for tax purposes. The Company's parent entity submits a local tax return that includes the taxable results of the Company and other entities of the parent entity. The parent entity assumes the liability for the Company's local income tax. Payment of this tax is remitted directly by the parent entity.

Note 8 – Income taxes (Continued)

During the year ended December 31, 2022, the Company incurred a taxable loss as determined under the tax basis of accounting utilized by the parent entity; accordingly, no provision for income taxes is recorded in the financial statements of the Company as of December 31, 2022.

Tax years since 2019 remain open to examination by the major taxing jurisdictions to which the Company is subject.

Uncertain tax positions - The Company adopted the provisions of "Accounting for Uncertainty in Income Taxes" which prescribes recognition thresholds that must be met before a tax position is recognized in the financial statements and provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. Under Accounting for Uncertainty in Income Taxes, an entity may only recognize or continue to recognize tax positions that meet a "more likely that not" threshold. The Company has evaluated its tax positions for the year ended December 31, 2022, and does not expect a material adjustment to be made. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress.

Note 9 - Related Party Transactions

The Company has entered into an agreement with the Parent whereby certain expenses such as 100% of salaries and payroll related expenses are allocated from the Parent to the Company. These expenses, if applicable, are included in the Statement of Operations.

The Company receives a monthly fee-based commission, which is their portion of the management fee based on the net asset value of the underlying mutual find. This fee is paid to the Company by the Parent. Commission receivable earned by the Company from the Parent of $0 remained as receivable at December 31, 2022.

Note 10 – Financial Condition

In the current period, the Company has continued to see significant operating losses. Liquidity needs of the Company have been met through capital contributions by its Parent Company. The Company's future liquidity and capital requirements will be influenced by numerous factors, including its ability to increase revenue and reduce expenses. The Company may need to continue raising additional capital and obtain financing to meet its needs. The Company has the ability to do so through future capital contributions from its Parent Company. The Company is continuing its efforts to increase revenue and reduce expenses.

Note 11 – Subsequent Events

Management has evaluated subsequent events for potential recognition and/or disclosure through date of the audit report, which is the date the financial statements were available to be issued.